July 29, 2024

Kenneth Teck Chuan Tan
Chief Executive Officer
BeLive Holdings
29 Media Circle
Mediapolis 09-06
Singapore 138565

       Re: BeLive Holdings
           Registration Statement on Form F-1
           Filed on July 10, 2024
           File No. 333-280739
Dear Kenneth Teck Chuan Tan:

       We have reviewed your registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1
Implications of Being a Controlled Company, page 6

1. We note that you identify FTAG Ventures Pte. Ltd and your executive officers as your controlling shareholders under Nasdaq rules. Please disclose whether there is an agreement pursuant to which FTAG Ventures Pte. Ltd and your executive officers are considered a single entity or group, or explain why FTAG Ventures Pte. Ltd and your executive officers are properly considered controlling shareholders. Risk Factors
Natural catastrophic events and man-made problems such as..., page 12

2. We note your disclosure that you "cannot guarantee" that a cybersecurity incident "may not occur again." Please disclose whether you have experienced any material cybersecurity attacks or incidents.
 July 29, 2024
Page 2

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 40

3. Please revise your disclosure to explain in greater detail why your revenues decreased between the years ended December 31, 2022 and 2023. Refer to Item 303(b)(2) of
       Regulation S-K.
Consolidated Financial Statements for the Years Ended December 31, 2023 and
2022
Notes to Consolidated Financial Statements
28. Subsequent Events, page F-69

4. Tell us how you considered giving retroactive presentation to the reverse stock split, effected on February 18, 2024, in your financial statements. Refer to paragraph 64 of IAS
       33.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Laura Veator at 202-551-3716 or Stephen Krikorian at 202-551-3488 if
you have questions regarding comments on the financial statements and related matters. Please contact Lauren Pierce at 202-551-3887 or Matthew Derby at 202-551-3334 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Henry Schlueter